DWS Investment Management Americas, Inc.

100 Summer Street

Boston, MA 02110

October 10, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Alison White

Re:	Post-Effective Amendment No. 494 to the Registration Statement on Form N-1A of Xtrackers USD High Yield BB-B ex Financials ETF (the “Fund”), a series of DBX ETF Trust (the “Trust”) (Reg. Nos. 333-170122; 811-22487)

Dear Ms. White,

This letter is submitted on behalf of the Fund in response to comments of the Staff of the Securities and Exchange Commission (“SEC”) regarding the above-referenced Post-Effective Amendment (“Amendment”), which comments were received via telephone on August 31, 2023. The Amendment was filed on behalf of the Fund on August 3, 2023 with an effective date of October 17, 2023.

The Staff’s comments on the Fund’s Prospectus are restated below, followed by the Fund’s responses.

1.	Comment: Supplementally provide the Staff a copy of the index methodology of the Fund’s underlying index, the ICE BofA BB-B Non-FNCL Non-Distressed US HY Constrained Index (the “Underlying Index).

Response: We have supplementally provided the Staff a copy of the Underlying Index’s methodology documents.

2.	Comment: Supplementally provide the Staff with a copy of the Fund’s completed fee table and expense example prior to the effectiveness of the Fund’s Registration Statement.

Response: A copy of the Fund’s completed fee table and expense example are included in this letter as Attachment A.

3.	Comment: Please clarify the term “fixed coupon schedule” as it appears in the second paragraph of the “Principal Investment Strategies” section in the Fund’s Prospectus.

Response: The Fund’s Prospectus disclosure has been revised to address the Staff’s comment.

4.	Comment: In the second paragraph of the “Principal Investment Strategies” section in the Fund’s Prospectus, please clarify what is meant by “risk exposure to countries that are members of the FX-G10,Western Europe or territories of the US and Western Europe.”

Response: The Fund’s Prospectus disclosure has been revised to address the Staff’s comment.

5.	Comment: In the second paragraph of the “Principal Investment Strategies” section in the Fund’s Prospectus, please clarify what is meant by “Parent Index constituents are market capitalization weighted.” For purposes of the index methodology of the Underlying Index’s parent index, the ICE BofA US High Yield Index (the “Parent Index”), please clarify whether an issuer’s market capitalization is calculated based on an index constituent’s outstanding debt issuance or outstanding equity.

Response: The Fund’s Prospectus disclosure has been revised to address the Staff’s comment.

6.	Comment: In the third paragraph of the “Principal Investment Strategies” section in the Fund’s Prospectus, please clarify whether the Underlying Index’s methodology excludes asset-backed securities.

Response: Since the Underlying Index uses the Parent Index as a starting point and the Parent Index includes only corporate debt and excludes securitized debt, the Underlying Index does not include any securitized debt, such as asset-backed securities. The Fund’s Prospectus disclosure has been revised accordingly.

7.	Comment: In the third paragraph of the “Principal Investment Strategies” section in the Fund’s Prospectus, please further clarify in plain English what is meant by the term “option-adjusted spread.”

Response: We have made certain minor changes to the Fund’s Prospectus disclosure to further clarify the meaning of “option-adjusted spread.” We believe the current explanatory text with these minor changes is sufficient and respectfully decline to make further changes.

8.	Comment: In the fourth paragraph of the “Principal Investment Strategies” section in the Fund’s Prospectus, please clarify what is meant by the phrase “the face value of each of their bonds is adjusted on a pro-rata basis” as it is used in the following sentences: “Underlying Index constituents are market capitalization weighted, subject to a maximum weight of 2% for any individual issuer. Issuers that exceed this limit are reduced to 2%, and the face value of each of their bonds is adjusted on a pro-rata basis.”

Response: The Fund’s Prospectus disclosure has been revised to address the Staff’s comment.

9.	Comment: Given that there were 672 issuers in the Underlying Index as of July 21, 2023, please explain supplementally the likelihood of the Underlying Index ever being comprised of fewer than 50 issuers.

Response: We understand from ICE Data Indices, LLC, the index provider of the Underlying Index (the “Index Provider”), that it is extremely unlikely that the Underlying Index would ever consist of fewer than 50 issuers.

10.	Comment: In the fifth paragraph of the “Principal Investment Strategies” section in the Fund’s Prospectus pertaining to the Fund’s use of a representative sampling technique, please clarify the number or range of securities that would typically make up a representative sample.
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Response: Portfolio management’s ongoing determinations as to what constitutes an accurate and effective representative sample of the Underlying Index depend on their continuing assessments of a variety of factors and do not, at any given time, necessarily correlate to a simple percentage of the Underlying Index’s constituent securities. Moreover, the amount of securities held in a representative sample can change over time while maintaining (and often in order to maintain) the same result for investors (i.e., a close correlation between the return of the Fund’s portfolio and that of the Underlying Index). Accordingly, we respectfully decline to include additional Prospectus disclosure that would describe a typical representative sample in terms of the number or range of Underlying Index constituent securities held in the sample. We believe such information is neither relevant nor useful to investors.

11.	Comment: Since the term “USD” appears in the Fund’s name, please include “US dollar denominated” as part of the Fund’s second 80% investment policy: “In addition, the fund will normally invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes in high yield bonds rated Ba1 (Moody’s) / BB+ (S&P and Fitch) through B3 (Moody’s) / B- (S&P and Fitch), inclusive, based on an average of ratings from Moody’s, S&P and Fitch.”

Response: The Fund’s above-referenced 80% investment policy has been modified to address the Staff’s comment. The revised policy now reads as follows: “In addition, the fund will normally invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes in US dollar denominated [emphasis added] high yield bonds rated Ba1 (Moody’s) / BB+ (S&P and Fitch) through B3 (Moody’s) / B- (S&P and Fitch), inclusive, based on an average of ratings from Moody’s, S&P and Fitch.”

12.	Comment: Please explain supplementally why the Fund is classified as non-diversified.

Response: While we recognize that the Underlying Index as presently constituted has a large number of components, we feel it is prudent to initially classify the Fund as non-diversified given that the Underlying Index could become less diversified at any point in time. We acknowledge that the Fund may become diversified if the Underlying Index, and thus the Fund’s portfolio, becomes diversified under the Investment Company Act of 1940.

13.	Comment: In the “Tracking error risk” section of the Fund’s Prospectus, please replace the phrase “To the extent that” with “Because” in the following sentence: “To the extent that portfolio management uses a representative sampling approach (investing in a representative selection of securities included in the Underlying Index rather than all securities in the Underlying Index), such approach may cause the fund’s return to not be as well correlated with the return of the Underlying Index as would be the case if the fund purchased all of the securities in the Underlying Index in the proportions represented in the Underlying Index.”

Response: In response to the Staff’s comment, the forgoing sentence has been revised to read as follows: “Moreover, the use of a representative sampling investment approach (i.e., investing in a representative selection of securities included in the Underlying Index rather than all securities in the Underlying Index) may cause the fund’s return to not be as well correlated with the return of the Underlying Index as would be the case if the fund purchased all of the securities in the Underlying Index in the proportions represented in the Underlying Index.”

14.	Comment: In the second to last paragraph of the “Principal Investment Strategies” section in the “Fund Details” section of the Fund’s Prospectus, the Fund states it “may invest its remaining assets in other securities, including…money market funds….” Please explain supplementally whether the Fund should have an “acquired fund fees and expenses” line item in its fee table.
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Response: While the Fund may invest in money market funds, it is not currently expected that the Fund will do so in amounts sufficient to warrant the inclusion of acquired fund fees and expenses in its fee table.

15.	Comment: Please reconcile the Fund’s ability to invest in money market instruments with the Fund’s investment policy stated in the second bullet in the “Other Policies and Risks” section of the Fund’s Prospectus: “Because the fund seeks to track its Underlying Index, the fund does not invest defensively and, except as required to track the Underlying Index, the fund will not invest in money market instruments or other short-term investments as part of a temporary defensive strategy to protect against potential market declines.”

Response: The Fund’s ability to invest a limited amount of its assets in securities other than Underlying Index securities, including money market instruments, is not inconsistent with the foregoing investment policy, which prevents the Fund from deviating from its goal of tracking the Underlying Index by investing significantly in money market instruments or other short-term investments on a temporary defensive basis in times of market decline. Since we believe existing Prospectus disclosure is sufficiently clear on this point, we respectfully decline to revise it further.

16.	Comment: Clarify the terms “toggle notes,” “callable perpetual securities,” and “DRD-eligible securities,” which appear under the “Additional Index Information” sub-section in the “Fund Details” section of the Fund’s Prospectus.

Response: The Fund’s Prospectus disclosure has been revised to address the Staff’s comment.

17.	Comment: Please revise disclosure to eliminate the repetition of the following sentence appearing under “High yield securities risk” in the “Fund Details” section of the Fund’s Prospectus: “High yield debt instruments may be more sensitive to economic changes, political changes, or adverse developments specific to a company than other fixed income instruments.”

Response: The Registrant confirms that the duplicative sentence has been removed from the Fund’s Prospectus.

18.	Comment: “Tracking error risk” in the “Fund Details” section of the Fund’s Prospectus includes derivatives related disclosure. If Fund intends to use derivatives, consider including additional Item 9 risk disclosure. Alternatively, if otherwise appropriate, please delete this derivatives related disclosure.

Response: The Registrant confirms that the above-referenced derivatives disclosure has been removed from the Fund’s Prospectus.

19.	Comment: Please address supplementally whether the license agreement relating to the Underlying Index (the “License Agreement”) should be filed as an exhibit to the Fund’s Registration Statement pursuant to Item 28(h) of Form N-1A as an “other material contract not made in the ordinary course of business to be performed in whole or in part on or after the filing date of the registration statement.”

Response: We do not believe that the License Agreement falls within the meaning of “other material contract” for purposes of Item 28(h) of Form N-1A. As disclosed in the Fund’s Prospectus, the License Agreement is between DBX Advisors LLC, the Fund’s investment advisor (the “Advisor”), and ICE Data Indices, LLC , the Index Provider. The Fund is not a party to the License Agreement and has no performance obligations under the Agreement. Moreover, as further clearly disclosed in the Prospectus, all license fees for the use of the Underlying Index are paid by the Advisor and not out of the assets of

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the Fund. For these reasons, we do not believe the License Agreement should be filed as an exhibit to the Registration Statement.

20.	Comment: Please note that, in the event that the Registrant were to request accelerated effectiveness of the Registration Statement, Part C would need to include the indemnification representation required by Rule 484 under the Securities Act of 1933.

Response: The Registrant does not intend to request accelerated effectiveness of the Fund’s Registration Statement.

If you have any questions regarding any of the foregoing or require additional information, please contact the undersigned at (617) 295-3011 (email: jim.wall@dws.com).

Sincerely yours,

/s/James M. Wall

James M. Wall

Associate General Counsel

DWS Investment Management Americas, Inc.

cc: Jeremy Senderowicz, Vedder Price P.C.

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Attachment A

Xtrackers USD High Yield BB-B ex Financials ETF

ANNUAL FUND OPERATING EXPENSES

(expenses that you pay each year as a % of the value of your investment)

Management fee	0.20
Other Expenses[1]	None
Total annual fund operating expenses	0.20

1 Because the fund is new, “Other Expenses” are based on estimated amounts for the current fiscal year.

EXAMPLE

This Example is intended to help you compare the cost of investing in the fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the fund for the time periods indicated and then sell all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of shares of the fund. It also does not include the transaction fees on purchases and redemptions of Creation Units (defined herein), because those fees will not be imposed on retail investors. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$20	$64

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